NEWS RELEASE

      Contact: James M. Stutsman, Senior Vice President and Chief Financial Officer - (812) 944-2224
                    Community Bank Shares of Indiana, Inc.
                    202 East Spring Street
                    New Albany, Indiana 47150


                     COMMUNITY BANK SHARES OF INDIANA , INC.
               TO REPURCHASE UP T0 140,000 SHARES OF COMMON STOCK


             NEW ALBANY, INDIANA -- Community Bank Shares of Indiana, Inc. (Nasdaq: CBIN) announced today that the Company's Board of Directors authorized the repurchase of up to 140,000 shares of the Company's outstanding common stock subject to a purchase limit of $3,500,000. There are approximately 2,728,000 common shares currently outstanding.

             Repurchases are authorized to be made by the Company from time to time in open-market transactions during the next twelve months as, in the opinion of management, market conditions warrant. The repurchased shares will be held as treasury stock and may be reserved for issuance pursuant to the Company's stock benefit plans and for general corporate purposes. The shares will be acquired either in the open market or in privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission.

             Michael L. Douglas, President and Chief Executive Officer of the Company, stated: "The repurchase program reflects management's belief that the current price of the Company's common stock does not adequately reflect the Company's long-term business and earnings prospects. The use of our cash must continue to be balanced with other internal and external investment opportunities while maximizing the use of existing assets and resources to generate stockholder value. The Company is fortunate to have the financial flexibility that allows it to demonstrate its commitment to and confidence in its future prospects."

             Community Bank Shares of Indiana, Inc. is the largest locally owned bank holding company that is headquartered in Southern Indiana. The holding company owns three affiliate banks, Community Bank of Southern Indiana, which is headquartered in New Albany, Indiana; Heritage Bank of Southern Indiana, which is headquartered in Jeffersonville, Indiana; and NCF Bank and Trust, which is headquartered in Bardstown, Kentucky.

            This press release contains forward-looking statements regarding Community Bank Shares of Indiana's 1999 financial outlook that are subject to risks and uncertainties which could cause actual results to differ materially. Such risks and uncertainties include the Corporation's ability to execute its business plans, general economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission.